02018837

3/13/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 05 2002 PROCESSING 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Secure Planning, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Middle Street
(No. and Street)

Portsmouth, (City) NH (State) 03801 (Zip Code)

PROCESSED
MAR 26 2002
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. Mallon (603)433-5515
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Lamont & McNamee, P.A.
(Name — *if individual, state last, first, middle name*)

Two International Drive, Suite 301, Portsmouth, NH 03801
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, Edward J. Mallon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Secure Planning, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

LISA A. DUGAN, Notary Public
My Commission Expires September 16, 2003

2/20/02

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURE PLANNING, INC.

AUDITS OF FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

SECURE PLANNING, INC.

AUDITS OF FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

January 17, 2002

CUMMINGS LAMONT & McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

6B Washington Street
Suite 101
Sanford, Maine 04073-3575
TEL 207 324-7041 / 207 985-4487
FAX 207 490-5049

Two International Drive, Suite 301
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

D. Bruce McNamee, CPA, CVA
Alice W. Ferran, MBA, CPA
Randall E. Dunham, MBA, CPA/ABV, CVA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE
Roger L. Hamel, CPA

Member:
American Institute of CPAs
Polaris International

Licensed in Maine and
New Hampshire

Independent Auditors' Report

Board of Directors
Secure Planning, Inc.
Portsmouth, New Hampshire

We have audited the accompanying statements of financial condition of Secure Planning, Inc. (an S Corporation) as of December 31, 2001 and 2000, and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secure Planning, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire

SECURE PLANNING, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

	2001	2000
ASSETS		
Cash and cash equivalents	$ 109,132	$ 88,754
Commissions receivable	397,080	384,546
Prepaid expenses	3,142	4,200
Deposit with clearing organization	10,000	10,000
Property and equipment, net	68,421	63,833
Exchange memberships	3,300	3,300
Total Assets	$ 591,075	$ 554,633
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 7,388	$ 13,648
Commissions payable	245,816	225,183
Accrued liabilities	36,776	38,531
Total Liabilities	289,980	277,362
Stockholder's Equity		
Common stock, no par value, 300 shares authorized, 10 shares issued and outstanding	42,000	42,000
Retained earnings	259,095	235,271
Total Stockholder's Equity	301,095	277,271
Total Liabilities and Stockholder's Equity	$ 591,075	$ 554,633

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31,

	2001	2000
Revenues:		
Commissions - investment products	$ 1,693,573	$ 1,731,414
Commissions - insurance products	126,559	153,957
Interest and dividends	4,581	9,359
Seminars	3,975	1,740
Other income	-	6,492
Total Revenues	1,828,688	1,902,962
Expenses:		
Advertising	6,118	17,994
Auto	1,370	867
Bank service charges	481	509
Charitable contributions	4,325	2,000
Commissions	1,056,848	1,028,690
Computer services	9,985	17,528
Contract labor	-	9,591
Depreciation	12,505	12,306
Employee benefits	14,614	12,307
Dues and subscriptions	2,784	1,930
Insurance	6,783	8,713
Licenses and permits	10,441	21,623
Maintenance and repairs	16,284	17,379
Lease expense - building	47,080	44,655
Miscellaneous	1,880	4,597
Office expenses	5,676	4,048
Payroll and related taxes	484,060	599,574
Pension contributions	23,968	23,025
Postage and delivery	5,640	6,298
Printing and reproduction	4,849	3,995
Professional development	14,023	7,363
Professional fees	5,495	4,770
Seminars	33,337	25,831
Staff expenses	5,524	7,809
Property taxes	9,379	6,817
Telephone	4,114	5,437
Travel and entertainment	12,670	17,381
Utilities	4,631	5,280
Total Expenses	1,804,864	1,918,317
NET INCOME (LOSS)	23,824	(15,355)
RETAINED EARNINGS AT BEGINNING OF YEAR	235,271	250,626
RETAINED EARNINGS AT END OF YEAR	$ 259,095	$ 235,271

See Notes to Financial Statements

SECURE PLANNING, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 23,824	$ (15,355)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation expense	12,505	12,306
Changes in operating assets and liabilities:		
Commissions receivable	(12,534)	(506)
Prepaid expenses	1,058	(4,200)
Exchange memberships	-	(3,300)
Accounts payable	(6,260)	10,003
Commissions payable	20,633	243
Accrued liabilities	(1,755)	37,259
Net Cash Provided By Operating Activities	37,471	36,450
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for the purchase of property	(17,093)	(10,491)
Net Cash Used By Investing Activities	(17,093)	(10,491)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	20,378	25,959
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	88,754	62,795
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 109,132	$ 88,754
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for state tax	$ -	$ 4,940

See Notes to Financial Statements

SECURE PLANNING, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

Note 1 – Organization and Summary of Accounting Policies

Nature of Business - Secure Planning, Inc., (the Company), an S-corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides investment and financial planning and advisory services as well as limited broker-dealer services as described in Rule 15c3-1(a)(2)(iv) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934. The Company's main office is located in Portsmouth, New Hampshire, and it is licensed to do business in other states.

The accounting policies used by the Company conform to accounting principles generally accepted in the United States. Significant accounting policies are described below:

Cash and Cash Equivalents - For purposes of the statements of cash flows, cash and cash equivalents include time deposits, certificates of deposit, money market accounts, and all highly liquid debt instruments with an original maturity of three months or less. At December 31, 2001 and 2000, cash equivalents consisted of deposits in money market accounts totaling $97,804 and $71,864, respectively. The money market accounts invest solely in debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies and, although uninsured, bear minimal risk.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment – Property and equipment is stated at cost. The Company's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets, ranging from 5 to 25 years, for financial statement purposes.

	2001	2000
Leasehold improvements	$ 57,429	$ 52,935
Furniture and equipment	68,533	55,934
	125,962	108,869
Less accumulated depreciation	57,541	45,036
Property and equipment, net	$ 68,421	$ 63,833

Note 1 – Organization and Summary of Accounting Policies (continued)

Income Taxes - The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as a Sub Chapter S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income, which is included in the stockholder's personal tax return. Therefore, no provision for federal income taxes has been included in the financial statements.

The State of New Hampshire does not recognize the Sub Chapter S provisions of the Internal Revenue Code. Accordingly, the Company pays a Business Profits Tax (BPT) on its taxable income. New Hampshire also imposes a minimum tax, Business Enterprise Tax (BET), based on its compensation, interest expense and dividends paid. The Company provides for state income taxes at 8.5% of taxable income. If the BET is greater than the BPT, the excess is included in payroll and related taxes. Because the BET exceeded the BPT, there was no current provision for BPT in 2001 and 2000.

Advertising - Advertising costs are expensed as they are incurred.

Note 2 – Capital Stock

The Company is authorized to issue 300 shares of no par common stock, of which 10 are issued and outstanding at December 31, 2001 and 2000. Common shares are voting and dividends are paid at the discretion of the Board of Directors. The common shares are held by one stockholder and are restricted from transfer without the Company being offered the first right to repurchase shares at the price and upon the terms and conditions offered by a third party.

Note 3 – Pension Plan

The Company has a 401(k) Retirement Plan (the Plan) covering substantially all employees. Under the Plan the Company contributes 3% of the employee's gross annual wages. Employees may defer up to 15% of their wages, not to exceed $10,500. The Company's expense relating to this plan in 2001 and 2000 was $23,968 and $23,025, respectively. Profit sharing under the plan is at the discretion of management. In both 2001 and 2000 there was no profit sharing contribution to the Plan.

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company is subject to the provisions of Section (a)(2)(iv), of SEC rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001 and 2000, the Company had net capital of $224,368 and $202,512, respectively, which was $174,368 in excess of required net capital for 2001 and $152,512 in excess of required net capital for 2000.

Note 5 – Commitment

The Company entered into a lease for a commercial building owned by the Company's sole stockholder. The terms of the lease require monthly payments of $3,500 with annual increases of 5% effective October 1st of each year. The Company is also responsible for the payment of property taxes, utilities, insurance and maintenance and improvements related to the building. The lease is scheduled to expire in September of 2003. Total future payments over the remaining term of the lease are as follows:

Year Ending December 31,	Future Minimum Rental Payments
2002	$ 49,200
2003	$ 38,250

Total rent expense paid under this lease in 2001 and 2000 was $47,080 and $44,655, respectively.

SECURE PLANNING, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31,

	2001	2000
Net Capital		
Total stockholder's equity qualified for net capital	$ 301,095	$ 277,271
Deductions and/or charges	(74,939)	(73,342)
Net capital before haircuts on securities positions	226,156	203,929
Haircuts on securities		
Mutual fund investments-U.S. Government securities	(1,788)	(1,417)
Net capital	$ 224,368	$ 202,512
Aggregate indebtedness		
Items included on statement of financial condition:		
Accounts payable and accrued expenses	$ 289,980	$ 277,362
Total aggregate indebtedness	$ 289,980	$ 277,362
Computation of basic net capital requirement		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 174,368	$ 152,512
Ratio: Aggregate indebtedness to excess net capital	1.66	1.82
Ratio: Aggregate indebtedness to net capital	1.29	1.37

SECURE PLANNING, INC.

Schedule II
Statement of Exemption from Rule 15c3-3

As of December 31, 2001 and 2000

The Company is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

CUMMINGS
LAMONT
& McNAMEE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

305 Lafayette Center
P.O. Box 328
Kennebunk, Maine 04043-0328
TEL 207 985-3339
FAX 207 985-1339

6B Washington Street
Suite 101
Sanford, Maine 04073-3575
TEL 207 324-7041 / 207 985-4487
FAX 207 490-5049

Two International Drive, Suite 301
Portsmouth, NH 03801
TEL 603 430-6200
FAX 603 430-6209

http://www.clmcpa.com
e-mail: clm@clmcpa.com

D. Bruce McNamee, CPA, CVA
Alice W. Ferran, MBA, CPA
Randall E. Dunham, MBA, CPA/ABV, CVA
Karen J. Searle, MST, CPA
Michael J. Asselin, CPA
Raymond L. Bald, CPA, CFE
Roger L. Hamel, CPA

Member:
American Institute of CPAs
Polaris International

Licensed in Maine and
New Hampshire

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 17, 2002

Board of Directors
Secure Planning, Inc.
Portsmouth, New Hampshire

In planning and performing our audit of the financial statements and supplemental schedules of ***Secure Planning, Inc.***, (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cummings, Lamont & McNamee, P.A.

Certified Public Accountants
Portsmouth, New Hampshire